

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

Ronald Wilson
Chief Executive Officer
HYLETE, Inc.
564 Stevens Avenue
Solana Beach, CA 92075

> **Re: HYLETE, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 17, 2018**
> **File No. 024-10871**

Dear Mr. Wilson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2018 letter.

Form 1-A/A

Hylete Inc. Financial Statements
Statements of Operations, page F-4

1. We note the changes made to your financial statements in response to comment 2. As requested in our comment, please revise your statements of operations for each period presented to reflect the amortization of the discount and the accrual of dividends on your preferred stock as increases to your net loss to arrive at net loss attributable to common shareholders. Refer to the guidance in SAB Topic 6:B.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Jeanne Campanelli